FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                     BG Group LNG strategy presentation

BG Group will today hold a presentation in London for investors and analysts on the Group's LNG business. The event will be hosted by Frank Chapman, Chief Executive, with a presentation by Martin Houston, Executive Vice President and Managing Director North America, Caribbean and Global LNG.

A webcast of the event can be accessed live at 2.00 pm via the BG Group website (www.BG-Group.com) and a copy of the presentation will be available at this site for 30 days following the event.

Key points from the presentation

* BG has identified LNG as a key area of investment with significant opportunities for adding substantial shareholder value;

* BG is focused on accessing high value markets in North America and Europe;

* BG's track record demonstrates the commercial and technical skills needed to continue to lead LNG developments in the Atlantic Basin;

* By 2007, BG expects to be the largest participant in the Atlantic Basin in terms of the aggregate of volumes of LNG contracted for import and export.

Speaking today, BG Chief Executive Frank Chapman said: "BG's competitive advantage stems from being an integrated player, with the capabilities necessary to play anywhere along the gas chain in order to create and capture value. In LNG, our focus on gas and our clarity in seeing how markets are growing has allowed us to move early so that we can take advantage of the expected increase in demand for LNG in the supply mix of some of the world's leading industrialised countries. We are confident that our LNG business will continue to grow as a significant contributor to the Group's earnings".

New information

UK

* BG has signed a Memorandum of Understanding with Petroplus to take a 50% interest in an LNG terminal at Milford Haven and to take 2.2 million tonnes per annum of capacity (see separate press release issued today).

Egypt

* BG is considering sourcing LNG from the Damietta LNG project in Egypt;

* At the end of October, construction of Egyptian LNG Train 1 was 45% complete against a schedule of 30% and Train 2 was 25% complete;

USA

* BG expects to deliver more than 100 cargoes of LNG to the United States in 2003;

* Lake Charles' average LNG send out in the year to date has been 765 million standard cubic feet per day, representing 1.0% of daily US gas demand;

* By the end of September, BG had been responsible for 62% of all imports of LNG into the United States this year;

* Following a release of capacity by Duke Energy agreed yesterday, BG will have access to 100% of the capacity at Lake Charles from 1 January 2004.

Financial

* By 2007, around 20% of BG's equity gas production will be monetised via its LNG schemes, an increase of almost two and a half times over today's position;

* At Henry Hub prices of between $2.50 and $3.50, BG expects long-term LNG purchase contracts typically to deliver ex-ship prices of 80-85% of Henry Hub;

* As an illustration, BG estimates that, at mid-cycle prices, purchased LNG generates a net present value equivalent to 45% of that created by equity gas monetised through LNG;

* BG estimates that the future differential between the prices achieved currently at Lake Charles and Henry Hub will reduce from the current level of around 15 cents per million British thermal units (mmbtu) to nearer 10 cents per mmbtu.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.

Media enquiries:

Chris Carter/Petrina Fahey                +44 (0)118 929 2597/3110

Out of hours media calls                  +44 (0) 7963 309 543

Investor Relations enquiries:

Chris Lloyd/Brian McCleery/Helen Parris   +44 (0)118 929 3025

Web: www.BG-Group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 13 November, 2003                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary